UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 19, 2014
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X            Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
AngloGold Grows Annual Output First Time in 9 Years; Costs Fall

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
19 February 2014
NEWS RELEASE
AngloGold Grows Annual Output First Time in 9 Years; Costs Fall

(JOHANNESBURG – PRESS RELEASE) -- AngloGold Ashanti said today all-in sustaining costs in 2013 improved and annual production rose for the first time in almost a decade after it successfully cut spending and commissioned two new mines.

Production in 2013 was 4.105Moz, exceeding guidance, compared to 3.944Moz in 2012, the first time yearly production increased since 2005. Additional, profitable production growth is anticipated in 2014. All-in sustaining costs (AISC) for the year were $1,174/oz, down from $1,251/oz the previous year. By the fourth quarter, AISC had fallen sharply to $1,015/oz as cost saving, efficiency improvements and capital reductions bear fruit.

Tropicana and Kibali, both commissioned ahead of time and on budget in September, delivered 106,000oz of attributable production in the fourth quarter, at an average cash cost of $532/oz. This provides the flexibility to further rationalise marginal production while the group continues to focus on overhead and operating costs.

“Thanks to our investment made in prior years, we are starting to reverse nearly a decade of shrinking production,” Venkat said. “This gives us the flexibility to remove marginal production without compromising our base, which sets us apart in a sector that generally continues to shrink.”

AngloGold Ashanti took decisive action to counter the sharp drop in the gold price in 2013, with key initiatives to enhance revenue and reduce overhead and operating costs while maintaining the long-term optionality of the business. The company has more than halved corporate costs and cut exploration spending by focusing on three core regions, while the completion of its two flagship projects are expected to result in a drop in capital investment.

“We continue to refocus the entire business to give us sustainable free cash flow,” Venkat said.

Fourth Quarter

AngloGold Ashanti saw strong quarterly improvements throughout the year across almost every metric. Earnings before interest, tax, depreciation and amortisation rose to $544m in the three months to December 31, a 66% improvement on the third quarter’s $327m. Adjusted headline earnings normalised for various items, rose to $164m, from $110m in the third quarter.

Production for the fourth quarter rose 18% to 1.229Moz compared to the third quarter, while total cash costs improved 8% to $748/oz. AISC were $1,015/oz in the fourth quarter, down 12% from $1,155/oz in the third quarter. The strong cost reduction reflects better-than-anticipated outcomes from the companies Project 500 initiative to realise $500m of operating cost savings between mid-2013 and the end of 2014.

“We’re ahead of plan on our cost savings,” Ron Largent, Chief Operating Officer: International, said. “We’re intensifying our drive to achieve additional efficiencies this year.”

The fourth-quarter and annual production improvement was achieved alongside a record safety performance for the group, which saw 80% of the operations setting new safety records, and overall safety trends reaching their best levels in the company’s history. Tragically, eight fatalities were recorded during the year, compared with 18 in 2012.

Outlook*

Further improvements are anticipated in 2014. Production is expected to rise to between 4.2Moz and 4.5Moz at a total cash cost of $750/oz to $790/oz. AISC, a measure designed using the World Gold Council framework to represent all of the cost and capital expenditure required to produce an ounce of gold, is also expected to improve further, to between $1,025/oz and $1,075/oz. Capital Expenditure, which includes deferred stripping charges and investment in new projects, is anticipated to be between $1.3bn and $1.45bn
.
*Assumptions made in determining outlook: Exchange rates of ZAR11/$, A$0.85/$, BRL2.45/$ and AP6.45/$; Brent $100/bl.
ENDS
Sponsor: UBS South Africa (Pty) Ltd
Contacts
Media
Chris Nthite
+27 (0) 11 637 6388/+27 (0) 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
General inquiries
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
media@anglogoldashanti.com
Investors

Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)
+1 (212) 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
General inquiries
investors@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to the prospectus supplement to AngloGold Ashanti’s prospectus dated 17 July 2012 that was filed with the United States Securities and Exchange Commission (“SEC”) on 26 July 2013. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN No. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website:
www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: February 19, 2014
By:
/s/ M E SANZ PEREZ________
Name:   M E Sanz Perez
Title:      Group General Counsel and Company
Secretary